SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-______

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per share)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net sales	$2,366	$2,286	$6,832	$6,131
Cost of sales	1,116	1,024	3,302	2,974

Gross profit	1,250	1,262	3,530	3,157
Research and development expenses	141	135	413	358
Selling, general and administrative expenses	458	404	1,383	1,095
Acquisition of research and development in process	—	—	—	1,248
Impairment and restructuring expenses	—	—	—	31

Operating income	651	723	1,734	425
Financial expenses - net	3	28	39	99

Income before income taxes	648	695	1,695	326
Provision for income taxes	125	88	313	232

	523	607	1,382	94
Share in profits (losses) of associated companies - net	2	—	2	(5)
Minority interests in profits of subsidiaries - net	—	1	2	3

Net income	$525	$606	$1,382	$86

Earnings per share:
Basic	$0.68	$0.79	$1.80	$0.11

Diluted	$0.64	$0.74	$1.69	$0.11

Weighted average number of shares (in millions):
Basic	770	767	767	752

Diluted	832	834	829	784

The accompanying notes are an integral part of the condensed consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30, 2007	December 31, 2006
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$1,508	$1,332
Short-term investments	1,149	712
Accounts receivable - trade	3,277	2,922
Inventories	2,298	1,879
Prepaid expenses and other current assets	900	795

Total current assets	9,132	7,640
Investments and other non-current assets	717	613
Property, plant and equipment, net	2,426	2,193
Intangible assets, net	1,927	1,987
Goodwill	8,293	8,038

Total assets	$22,495	$20,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$1,952	$742
Accounts payable and accruals	3,266	3,329

Total current liabilities	5,218	4,071
Long-term liabilities:
Deferred and other income tax liabilities	794	486
Employee related obligations	168	152
Senior notes, loans and other liabilities	1,925	2,127
Convertible senior debentures	1,433	2,458

Total long-term liabilities	4,320	5,223

Total liabilities	9,538	9,294

Minority interests	38	35

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; September 30, 2007 and December 31, 2006: authorized -1,500 million shares; issued and outstanding - 804 million shares and 793 million shares, respectively	46	46
Additional paid-in capital	8,152	7,877
Retained earnings	4,550	3,398
Accumulated other comprehensive income	1,153	651
Treasury shares - September 30, 2007 and December 31, 2006 – 40 million ordinary shares and 35 million ordinary shares, respectively
	(982)	(830)

Total shareholders’ equity	12,919	11,142

Total liabilities and shareholders’ equity	$22,495	$20,471

The accompanying notes are an integral part of the condensed consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Nine months ended September 30,
	2007	2006
Cash flows from operating activities:
Net income	$1,382	$86
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	381	305
Deferred income taxes - net	24	(151)
Acquisition of research and development in process	—	1,248
Stock-based compensation	51	36
Increase in accounts receivable	(185)	(609)
Increase in inventories	(316)	(145)
Increase (decrease) in account payables and accruals	(87)	463
Other items - net	18	61

Net cash provided by operating activities	1,268	1,294

Cash flows from investing activities:
Purchase of property, plant and equipment	(394)	(260)
Acquisition of subsidiaries, net of cash acquired	(17)	(3,582)
Proceeds from realization of investments	3,661	2,551
Purchase of investments and other assets	(4,159)	(2,813)
Other items - net	(14)	12

Net cash used in investing activities	(923)	(4,092)

Cash flows from financing activities:
Proceeds from exercise of options by employees	167	143
Purchase of treasury shares	(152)	—
Proceeds from issuance of convertible senior debentures	—	1,375
Excess tax benefit on options exercised	53	40
Proceeds from long-term loans net of other long-term liabilities received	13	1,472
Net decrease in short-term credit	(66)	(507)
Dividends paid	(220)	(170)
Other items - net	(1)	(4)

Net cash provided by (used in) financing activities	(206)	2,349

Translation differences on cash balances of certain subsidiaries	37	7

Net increase (decrease) in cash and cash equivalents	176	(442)
Balance of cash and cash equivalents at beginning of period	1,332	1,276

Balance of cash and cash equivalents at end of period	$1,508	$834

Supplemental disclosure of non-cash investing and financing activities:

On January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

The accompanying notes are an integral part of the condensed consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, except for the accounting for uncertainty in income taxes (see Note 2 below), as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or “Company”). These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on February 28, 2007. The results of operations for the three months and nine months ended September 30, 2007 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current and no material cumulative impact to retained earnings. The total amount of unrecognized tax benefits as at the date of adoption, inclusive of interest and penalties, of FIN 48 amounted to $286 million, of which $230 million would affect the effective tax rate if recognized. No significant increase or decrease in the unrecognized tax benefit is anticipated through December 31, 2007. As of the date of adoption, the tax years that remain subject to examination by tax authorities in the major jurisdictions where Teva operates, are mainly between years 2003 and 2006.

NOTE 3 – Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three and nine months ended September 30, 2007 and the three months ended September 30, 2006, basic earnings per share was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures and subordinated notes, using the if-converted method, by adding to net income interest expense on these debentures and subordinated notes, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon the assumed conversion of these debentures and subordinated notes; and (2) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

In computing diluted earnings per share for the nine months ended September 30, 2006, no account was taken of the potential dilution of the convertible senior debentures amounting to 34.8 million weighted average number of shares, since they had an antidilutive effect on earnings per share.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – Inventories:

Inventories consisted of the following:

	September 30, 2007	December 31, 2006
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$583	$477
Products in process	364	279
Finished products	1,295	1,097

	2,242	1,853
Materials in transit and payments on account	56	26

	$2,298	$1,879

NOTE 5 – Accounts payable and accruals:

Accounts payable and accruals include sales reserves and allowances which amounted to $1,543 million and $1,556 million as at September 30, 2007 and December 31, 2006, respectively.

Accounts payable and accruals also include restructuring provisions consequent to the acquisition of Ivax, mainly related to severance pay, termination of agreements and tax related provisions. These initially amounted to $159 million, of which $88 million has been paid through September 30, 2007.

NOTE 6 – Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, customer volume rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “Accounts payable and accruals” under current liabilities. Prompt payment discounts are netted against “Accounts receivable—trade.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 7 – Comprehensive income:

Comprehensive income is as follows:

	Three months ended September 30,		Nine months ended September 30,
	U.S. $ in millions
	2007	2006	2007	2006
Net income	$525	$606	$1,382	$86
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities – net of tax	(9)	(1)	7	(12)
Currency translation adjustment, net of tax	341	84	495	201

	$857	$689	$1,884	$275

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 – Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Total
	U.S. $ in millions
Three months ended September 30, 2007:
Net sales:
To third parties	$2,236	$130	$2,366
Intersegment	**	196	196

Total net sales	$2,236	$326	$2,562

Operating income	$582	$126	$708

Depreciation and amortization	$81	$28	$109

Three months ended September 30, 2006:
Net sales:
To third parties	$2,145	$141	$2,286
Intersegment	**	180	180

Total net sales	$2,145	$321	$2,466

Operating income	$605	$147	$752

Depreciation and amortization	$96	$16	$112

Nine months ended September 30, 2007:
Net sales:
To third parties	$6,411	$421	$6,832
Intersegment	**	576	576

Total net sales	$6,411	$997	$7,408

Operating income	$1,553	$374	$1,927

Depreciation and amortization	$296	$72	$368

Nine months ended September 30, 2006:
Net sales:
To third parties	$5,696	$435	$6,131
Intersegment	**	611	611

Total net sales	$5,696	$1,046	$6,742

Operating income ***	$85	$508	$593

Depreciation and amortization	$249	$53	$302

*	Active Pharmaceutical Ingredients.
**	Represents an amount of less than $1 million.
***	Operating income for the nine months ended September 30, 2006 of the pharmaceutical segment included $1,248 million for acquisition of research and development in process.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

b. Following is a reconciliation of operating income of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	U.S. $ in millions
	2007	2006	2007	2006
Total operating income:
Reportable segments	$708	$752	$1,927	$593
Amounts not allocated to segments:
Profits not yet realized	(17)	3	(64)	(97)
General and administration expenses	(37)	(29)	(119)	(63)
Other expenses	(3)	(3)	(10)	(8)
Financial expenses - net	(3)	(28)	(39)	(99)

Consolidated income before income taxes	$648	$695	$1,695	$326

NOTE 9 – Recently issued accounting pronouncements:

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to Teva, this standard will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this standard will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-03 is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted.

NOTE 10 – Contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

        From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims. Except as aforementioned, as of September 30, 2007, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its subsidiary Ivax was a distributor of brand equivalent versions of phentermine. Each of these entities has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions were consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding. Of the thousands of cases naming Teva or Ivax as a defendant, all but a few have been dismissed to date, and the remainder are expected to be dismissed. No damages have been paid to date in any of the cases.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

        In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court, patent expiration or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in a related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled in the moexipril litigation, but trial in the quinapril case, following remand, concluded on May 3, 2007. The patent at issue expired on February 24, 2007, and Teva has resumed sales of its moexipril hydrochloride tablets. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On November 22, 2005, the Federal Circuit affirmed the preliminary injunction that was entered by the District Court with respect to Ranbaxy’s quinapril product. Pfizer’s patent was granted a six-month pediatric extension for quinapril, which expired in August 2007. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the United States Court of Appeals for the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 15, 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. As a result, the FDA converted Impax’s final approval to a tentative approval until the expiry of pediatric exclusivity on October 20, 2007. Impax is appealing the District Court’s decision. A separate trial against Teva with respect to the launch of omeprazole capsules has not yet been scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents and two API patents at issue in the litigation, and the latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. On November 8, 2006, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. On September 27, 2007, the United States District Court for the Eastern District of Texas granted Teva’s motion to transfer the litigation related to a polymorph patent, which expires in 2014, to the District of New Jersey. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg and 250 mg cefdinir for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits based on the record before the Court. Abbott has appealed the denial of the preliminary injunction. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its amlodipine besylate/benazepril capsules, 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In September 2007, Teva commenced sales of its famciclovir tablets, 125 mg, 250 mg and 500 mg. Famciclovir tablets are the AB-rated generic versions of Novartis’ Famvir®, which had annual sales of approximately $200 million for the twelve months ended June 2007. On September 5, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits based on the record before the Court. Novartis has appealed the denial of the preliminary injunction and its emergency motion to stay the injunction pending the appeal was denied. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp’s time to appeal has not yet lapsed.

Environmental Matters

Teva’s subsidiaries in the United States and its territories are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, and other federal and similar state laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. While it is not feasible to predict the outcome of many of these proceedings brought by federal or state agencies or private litigants, Teva believes that such proceedings should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations, liquidity or capital resources. Teva has taken an active role in identifying and providing for these costs and such amounts do not include any reduction for anticipated recoveries of cleanup costs from insurers, former site owners or operators, or other recalcitrant potentially responsible parties.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed by Apotex, Inc. and by an individual indirect purchaser on behalf of proposed classes of direct and indirect purchasers of the product. The Federal Trade Commission (“FTC”) has opened an investigation into these matters, and Teva intends to cooperate fully with the FTC.

        Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California (the “California Action”) that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA. An agreement has been reached with the plaintiffs, to settle the California Action. The settlement has been submitted to, and preliminarily approved by, the California Court. A hearing on final approval of the settlement is scheduled for December 2007. The settlement funds have been placed in an escrow account pending final approval of the settlement.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. A hearing on the claimants’ appeal was held in October 2007, and a ruling is expected in due course.

Teva USA, Sicor, Ivax and certain other affiliates (collectively, the “Teva parties”) are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by drug manufacturers. The manufacturers’ price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs. Separately, a series of class actions and other cases have been filed against over two dozen drug manufacturers, including Sicor, regarding allegedly inflated Medicare reimbursements. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court, for the District of Massachusetts (the “MDL”). Sicor is also a defendant in a federal false claims action, but has not been formally served with the complaint. This matter is under seal and includes many of the same defendants as the MDL.

Various state attorneys general, certain counties in New York and the City of New York have also filed actions relating to drug price reporting. The foregoing cases involve reimbursements under Medicaid or other state programs. The Teva parties (either collectively or individually) are currently involved in actions relating to programs in 17 states. In addition, purported class actions have been filed in Arizona and New Jersey. The drug pricing cases are at various stages of litigation, and the Teva parties continue to defend them vigorously. An appropriate provision for certain of these matters has been included in these financial statements.

Ivax Pharmaceuticals, Inc. (“IPI”) has entered into an agreement with the office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) to toll the statute of limitations while that office and the Civil Division of the Department of Justice pursue an investigation into whether IPI directly or indirectly offered or paid remuneration to customers, including but not limited to Omnicare, Inc., in order to induce such parties to recommend, prescribe or purchase IPI’s products, and promoted, marketed and sold its products in violation of law. IPI is cooperating in the investigation and recently further extended the tolling period by agreement with the U.S. Attorney. Because detailed allegations have not been revealed by the U.S. Attorney, Teva has no basis on which to determine the extent of IPI’s liability in connection with the investigation, and furthermore it is not feasible at this time to predict the outcome of the investigation with any certainty. The outcome could include the commencement of civil or criminal proceedings, the imposition of substantial fines or penalties and injunctive or administrative remedies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® and Famvir®, the effects of competition on sales of our innovative products, especially Copaxone®, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” beginning on page 4 of our Annual Report on Form 20-F for the year ended December 31, 2006 filed on February 28, 2007. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended September 30, 2007 to Three Months Ended September 30, 2006

General

Teva’s net sales for the third quarter of 2007 reached $2.4 billion, reflecting an approximately 4% increase over the comparable quarter of 2006. Net income for the quarter was $525 million, compared to net income of $606 million in the comparable quarter of 2006.

Highlights of the third quarter included the following:

•

U.S. generic sales were 12% lower than the comparable quarter of 2006, in which we sold on an exclusive basis three of the largest generic products launched in history, namely sertraline, simvastatin and pravastatin, and benefited from strong sales of oxycodone, amlodipine besylate/benazepril and bupropion as well as a number of other products;

•

Other pharmaceutical sales, including primarily sales of Teva’s branded products, offset the gap created by the U.S. generic sales shortfall. The branded sales, which have relatively higher gross margins, also have higher expenses, primarily on the SG&A level;

•

North American pharmaceutical sales (including U.S. and Canadian sales) benefited from increased sales of Teva’s branded products, including Copaxone®, ProAirTM and Azilect®, as well as higher sales of generic products in the Canadian market;

•

Pharmaceutical sales in Europe benefited from increased generic sales in the U.K., Italy, France, Spain, Germany and Hungary, increased sales of branded respiratory products, higher Copaxone® sales and the positive effect of currency exchange rates;

•

Sales of Teva’s innovative drugs continued to increase, led by $441 million in global in-market sales of Copaxone®, which increased by 24% compared to the third quarter of 2006, and in-market sales of Azilect®, which reached $33 million, an increase of $17 million over the third quarter of 2006;

•

The appreciation of various currencies against the U.S. dollar positively affected net sales by $78 million, but had little impact on operating and net income due to increases in the expenses recorded in the affected currencies, as well as to hedging activities; and

•	Gross profit represented 52.8% of sales, operating income represented 27.5% of sales and net income represented 22.2% of sales.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended September 30,		Period to Period Percentage Change
	2007	2006
Net sales	100.0%	100.0%	4%
Gross profit	52.8	55.2	(1)
Research and development expenses	6.0	5.9	4
Selling, general and administrative expenses	19.4	17.7	13
Operating income	27.5	31.6	(10)
Financial expenses—net	0.1	1.2	(89)
Income before income taxes	27.4	30.4	(7)
Net income	22.2	26.5	(13)

Sales – General

Consolidated sales for the three months ended September 30, 2007 reached $2.4 billion (including $78 million attributable to the strengthening of various currencies against the U.S. dollar), an increase of 4% over the comparable quarter of 2006.

Sales By Geographical Areas

	U.S. Dollars In Millions Three Months Ended September 30,		% Change	2007 % of Total
	2007	2006
North America	1,373	1,427	(4)%	58%
Western Europe*	601	523	15%	25%
International**	392	336	17%	17%

Total	2,366	2,286	4%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and Central and Eastern European countries.

Sales By Business Segments

	U.S. Dollars In Millions Three Months Ended September 30,		% Change	2007 % of Total
	2007	2006
Pharmaceutical	2,236	2,145	4%	95%
A.P.I. *	130	141	(8)%	5%

Total	2,366	2,286	4%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended September 30, 2007 were $2,236 million, or approximately 95% of total net sales, and represented an increase of 4% over the third quarter of 2006. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Three Months Ended September 30,		% Change	2007 % of Total
	2007	2006
North America	1,315	1,365	(4)%	59%
Western Europe*	567	464	22%	25%
International **	354	316	12%	16%

Total	2,236	2,145	4%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and Central and Eastern European countries.

North America

Pharmaceutical sales in North America for the three months ended September 30, 2007 were $1,315 million, a decrease of approximately 4% from the comparable quarter of 2006.

U.S. generic pharmaceutical sales benefited in the third quarter of 2007 from continuing strong sales of oxycodone and bupropion as well as the newly launched products amlodipine besylate/benazepril (second quarter 2007) and famciclovir (third quarter 2007). Sales of these products partially offset dramatically reduced contributions from products launched in the comparable quarter under exclusivity, primarily sertraline, simvastatin and pravastatin, which were among the largest generic drug launches in history, and price erosion on sales of Teva’s older products, which have in most cases been marketed for several years and are sometimes referred to as our “base” products.

Generic penetration of amlodipine besylate/benazepril during the third quarter reached a market share of 81%, with Teva’s product accounting for over 85% of the generic market. Although this high market share may begin to decline as a result of increased competition from the Sandoz authorized generic, additional generic competition for this product is not expected until early 2009. Teva remains the sole company marketing oxycodone, the generic version of Oxycontin®, with approximately 84% of the generic market. Teva currently expects that it will conclude its sales of this product by the end of 2007 (due to limitations imposed by applicable regulations), although under its settlement agreement with Purdue Pharma, Teva is permitted to sell oxycodone into January 2008.

Lower U.S. generic sales were partially offset by sales of branded products in North America, including Copaxone®, branded respiratory products (mainly ProAirTM (albuterol HFA)) and increased sales of Teva’s second innovative product, Azilect®, and higher generic sales in Canada. Teva’s U.S. business also increased its prescriptions by 4%, in comparison to the third quarter of 2006. In Canada, sales increased primarily due to sales of venlafaxine, as well as from the appreciation of the Canadian dollar.

During the third quarter of 2007, Teva sold generic versions of the following branded products in the U.S. that it did not sell in the comparable quarter of 2006 (listed in order of launch dates): Diprivan® (propofol) (previously distributed through a third party), Zofran® OD (ondansetron), Zofran® Tablets (ondansetron), Lamisil® (terbinafine), Norvasc® (amlodipine besylate), Ifex® (ifosfamide), Adriamycin® (doxorubicin), Ellence® (epirubicin), Famvir® (famciclovir), Coreg® (carvedilol), Cerebyx® (fosphenytoin), Penlac® (ciclopirox) and Accupril® (quinapril).

The following is a listing of the abbreviated new drug application (ANDA) approvals Teva received from the U.S. FDA during the third quarter of 2007:

Product	Approval Date		Innovator Product Brand Name	Launch Date	Brand Product Market Size † $ Millions
Terbinafine HCl Tablets	7/2/07		Lamisil®	7/07	$672
Olanzapine/Fluoxetine Capsules	7/17/07	*	Symbyax®		$64
Pantoprazole DR Tablets	8/2/07		Protonix®		$2,453
Fosphenytoin Sodium Injection, 75 mg/ml	8/6/07		Cerebyx®	9/07	$74
Epirubicin Injection	8/6/07		Ellence®	8/07	$46
Galantamine HBr Tablets	8/7/07	*	Reminyl®		$130
Sildenafil Citrate Tablets, 20 mg	8/8/07	*	Viagra®		$93
Famciclovir Tablets	8/24/07		Famvir®	9/07	$199
Quinapril HCl Tablets	8/24/07		Accupril®	9/07	$146
Carvedilol Tablets	9/5/07		Coreg®	9/07	$1,652
Griseofulvin Oral Suspension	9/10/07		Grifulvin V®		$37
Fluconazole for Oral Suspension	9/12/07		Diflucan®		$9
Ciclopirox Topical Solution, 8%	9/18/07		Penlac®	9/07	$83

*	Tentative approvals.
†	As reported by IMS as of June 30, 2007.

Teva expects its revenue stream in North America to continue to be fueled by its strong U.S. generic pipeline, which, as of October 24, 2007, included 150 ANDAs. U.S. brand sales of the products in this generic pipeline, including the tentatively approved products, exceeded $88 billion. Teva believes it is the first to file on 43 of these ANDAs, whose aggregate brand sales in the U.S. for the year ended June 30, 2007 exceeded $38 billion.

Europe

Teva’s pharmaceutical sales in Western Europe, including Hungary, were $567 million in the quarter ended September 30, 2007, an increase of approximately 22% over the comparable period of 2006. The increase was driven by strong performance in its generic business, primarily in the U.K., Italy, France, Spain and Germany. In addition, higher sales of respiratory products in the U.K. and increased Copaxone® sales throughout Western Europe contributed to the improved results. Currency fluctuations had a substantial positive impact on total European sales when reported in U.S. dollars.

In Hungary and Italy, where sales have been negatively impacted in recent quarters due to the regulatory and pricing environments, Teva experienced improved conditions in the third quarter of 2007, leading to stronger sales in these markets.

In Germany, Teva has now participated in two tenders for the right to supply products to AOK, a health fund that covers 25 million of approximately 70 million publicly insured people in Germany. In the first of these tenders, which took place in November 2006, Teva was awarded the right to supply six products. This tender had little effect on third quarter sales due to an initial grace period. In the second tender, Teva was awarded the right to supply during 2008-2009 a much larger list of molecules. This increase in contracted products with AOK will further increase Teva’s presence in the German generic market. The impact of these sales is not expected to begin until the first quarter of 2008. However, these sales may be delayed if a pending legal action recently initiated against AOK by several competing pharmaceutical companies cannot be resolved in a timely manner.

As of September 30, 2007, Teva had 147 compounds awaiting approval in Europe, corresponding to 308 formulations and 2,481 dossiers. Sales in Europe in the quarter ended September 30, 2007 increased despite the absence of any noteworthy new generic launches. However, in contrast to the U.S., because of the need for product registration filings across multiple jurisdictions, there is less of a correlation between the number of approvals in any particular period and sales growth.

International

Teva’s International group includes Israel and all countries outside North America and Western Europe. Pharmaceutical sales in the International group were $354 million in the third quarter of 2007, an increase of approximately 12% over the comparable period of 2006, reflecting increased sales in Central and Eastern Europe and Israel as well as positive currency effects within the International group. This increase was partially offset by lower sales in Latin America, primarily Mexico. Teva generated approximately 6% of its total pharmaceutical sales in Latin America, 4% in Israel, 5% in CEE and 1% in other countries.

Innovative and Specialty Products

Copaxone®. During the third quarter of 2007, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $441 million, an increase of 24% over the comparable period of 2006. This growth was driven by increased sales in both the U.S. and Europe, as well as increased sales in markets outside those regions. Approximately half of the 24% growth in U.S. sales reflects unit growth in a market that is fairly mature, while the remainder arises from two price increases in the last 12 months: in January 2007 of 9.9% and in August 2006 of 4%. An additional increase of 7% took effect in early October 2007 and is expected to impact Copaxone® revenues in the latter half of the fourth quarter. Non-U.S. in-market sales increased 25% to $160 million, primarily in Western Europe. European growth was also influenced by positive currency effects. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenues approximately half of the in-market sales of Copaxone® sold by these entities.

To date, Copaxone® has been approved for marketing in 48 countries worldwide, including the U.S., Canada, Israel, 27 European Union countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina.

A 16-year follow-up study of 174 relapsing remitting multiple sclerosis (RRMS) patients was presented at the 23rd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in October 2007. The study demonstrates significant clinical benefits on both disability and relapse rates in patients continuously treated with Copaxone® (glatiramer acetate injection) for an average of eight years.

Azilect®. Total worldwide in-market sales of Azilect® (rasagiline tablets), a once-daily oral treatment for Parkinson’s disease and Teva’s second innovative drug, continued to grow, reflecting increased acceptance in the U.S. and Europe. Global in-market sales in the third quarter reached $33 million compared to $16 million in the comparable period of 2006. Azilect® is now available in 29 countries, including the U.S., Canada, Israel, Mexico, 22 European Union countries, Switzerland and Turkey.

Respiratory Products. Teva’s global respiratory products business continued to enjoy significantly increased sales in the U.S. of ProAirTM (albuterol HFA), Teva’s non-CFC respiratory inhaler product, as well as increased sales of Teva’s non-CFC inhaler products in Europe, mainly in the U.K.

In the U.S., the ongoing conversion to HFA-based products has contributed to the growth of the respiratory business. Non-CFC based products now constitute 58% of the market, with Teva’s ProAirTM capturing over 60% of sales of non-CFC products. Teva has increased its production capacity for ProAirTM to meet the growing demand as the conversion from CFC to non-CFC based products continues. However, Teva anticipates increased competition in the HFA market as competitors begin to accelerate their production and marketing.

Overall, global sales of respiratory products amounted to $179 million in the third quarter of 2007, an increase of 34% over the comparable period in 2006, with most of the growth coming from the U.S. and to a lesser extent from the U.K.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $130 million in the third quarter of 2007, a decrease of 8% from the third quarter of 2006. Total API sales, including internal sales to Teva’s pharmaceutical businesses, were $326 million, an increase of 2% compared to the same period of 2006. In the third quarter of 2006, API sales included substantial internal sales in support of Teva’s major finished dose product launches in addition to sales to third parties. In terms of volume, more API were sold this quarter than in the comparable quarter of 2006.

Gross Profit

Gross profit margin was 52.8% for the three months ended September 30, 2007, compared to 55.2% in the comparable period of 2006, which was the quarter in which Teva experienced its highest gross margin ever due to the exclusive launches in the U.S. of simvastatin, pravastatin and sertraline. The gross profit margin varies from quarter to quarter due to changes in the product and geographic mix. The principal factors that contributed to the relatively high gross profit margin in the third quarter of 2007, compared with the range of 47% to 50% indicated last year as Teva’s normal gross margin range, were significant sales of products with exclusivity in the U.S., such as amlodipine besylate/benazepril and oxycodone, increased sales of high-margin innovative and respiratory products, increased international sales (including in branded generic markets) and improved gross margins in Europe. Teva expects that its fiscal 2007 gross margins will exceed the high end of the indicated range. Teva’s sales in branded markets and of branded products are characterized by relatively higher gross margins, which are partially offset by higher SG&A levels.

Research and Development (R&D) Expenses

Net R&D spending for the three months ended September 30, 2007 increased by 4% over the comparable period of 2006 and reached $141 million, more than half of which went to generic R&D.

Recruitment for Teva’s Forte Phase III trial involving Copaxone® 40 mg dosage was completed in May 2007, and the first patient completed the double-blind trial phase in September 2007. Submission of the supplemental NDA file to the FDA is expected during the fourth quarter of 2008.

Teva announced that its synthetic peptide, edratide (TV-4710) for the treatment of patients with systemic lupus erythematosus (SLE) did not meet its primary endpoint in the Phase II PRELUDE trial. Analyses of edratide’s performance in other secondary clinical endpoints measured in the trial are still ongoing, and any potential further development plans for this product candidate will not be determined until these additional analyses have been completed.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 19.4% of net sales, amounted to $458 million in the three months ended September 30, 2007, as compared to 17.7% of net sales, or $404 million, in comparable period of 2006. The increase reflects, among other elements, payments on partners’ products, which in the third quarter of 2007 amounted to more than twice as much as in the comparable quarter of 2006, as well as a larger proportion of sales of branded products – both innovative (primarily Azilect®) and branded generics– with their higher marketing expenses, and the appreciation of various currencies against the U.S. dollar.

Financial Expenses

Net financial expenses for the three months ended September 30, 2007 were $3 million compared with $28 million in the comparable period of 2006. The lower financial expenses resulted from financial income from hedging and currency translation differences as well as higher yields on a significantly increased amount of liquid assets achieved during this quarter.

Tax Rate

The provision for taxes in the third quarter of 2007 was $125 million, or 19.3% of pre-tax income, based on an estimated annual tax rate for fiscal year 2007 of 18.5%. The provision for taxes in the comparable period of 2006 was $88 million, or 12.7% of pre-tax income. The tax rate for fiscal year 2006 was 22.0%, due mainly to non-deductible charges in connection with Ivax acquisition. We expect the tax rate to continue to fluctuate around 18.5%, reflecting movements in product and geographical income mix.

Net Income

Net income for the quarter ended September 30, 2007 totaled $525 million compared to net income of $606 million in the comparable period of 2006. Diluted earnings per share were $0.64 for the third quarter of 2007, compared with diluted earnings per share of $0.74 for the comparable period of 2006. Net income as a percentage of sales was 22.2% in the third quarter of 2007.

The share count for the diluted earnings per share calculation for the third quarter of 2007 was 832 million, compared to 834 million for the third quarter of 2006. For purposes of calculating Teva’s market capitalization at September 30, 2007, Teva uses approximately 771 million shares. This represents ordinary shares outstanding plus shares exchangeable for ordinary shares issued in connection with the acquisition of Novopharm Ltd.

Comparison of Nine Months Ended September 30, 2007 to Nine Months Ended September 30, 2006

General

In general, the factors mentioned above that serve to explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2006 and 2007. Additional factors affecting the nine month comparisons include: the inclusion of results of Ivax for the full nine months ended September 30, 2007, as opposed to only eight of the nine months for the comparable period in 2006; and the recording in the first nine months of 2006 of substantial write-offs of in-process R&D, impairment and restructuring charges, and inventory step-ups of Ivax’s inventory at its acquisition date.

Teva’s net sales for the first nine months of 2007 reached $6.8 billion and grew by 11% over the comparable period of 2006. Net income for period reached $1,382 million, compared to net income of $86 million in the comparable period of 2006.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change for the periods indicated.

	Percentage of Net Sales Nine Months Ended September 30,		Period to Period Percentage Change
	2007	2006
Net sales	100.0%	100.0%	11%
Gross profit	51.7	51.5	12
Research and development expenses	6.0	5.8	15
Selling, general and administrative expenses	20.2	17.9	26
Acquisition of research and development in process		20.4
Restructuring and impairment expenses		0.5
Operating income	25.4	6.9
Financial expenses—net	0.6	1.6
Income before income taxes	24.8	5.3
Net income	20.2	1.4

Sales – General

Sales for the nine months ended September 30, 2007 reached $6,832 million, an increase of 11% over the comparable period of 2006, and included a 3% increase resulting from the strengthening of various (mainly European) currencies against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Nine Months Ended September 30,		% Change	2007 % of Total
	2007	2006
North America	3,927	3,729	5%	57%
Western Europe*	1,760	1,479	19%	26%
International**	1,145	923	24%	17%

Total	6,832	6,131	11%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and Central and Eastern European countries.

Sales By Business Segments

	U.S. Dollars In Millions Nine Months Ended September 30,		% Change	2007 % of Total
	2007	2006
Pharmaceutical	6,411	5,696	13%	94%
A.P.I. *	421	435	(3)%	6%

Total	6,832	6,131	11%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the nine months ended September 30, 2007 were $6,411 million, or approximately 94% of total net sales, representing an increase of 13% over the same period of 2006. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Nine Months Ended September 30,		% Change	2007 % of Total
	2007	2006
North America	3,727	3,507	6%	58%
Western Europe*	1,644	1,337	23%	26%
International **	1,040	852	22%	16%

Total	6,411	5,696	13%	100%

*	Includes Hungary.
**	Includes primarily Latin America, Israel and Central and Eastern European countries.

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2007 reached $3,727 million, an increase of 6% over the comparable period of 2006. The overall sales growth in this nine month period benefited from the launch of 27 generic products during this period, and was achieved despite decreased contributions from three key generic products launched with exclusivity in 2006, namely: sertraline, simvastatin and pravastatin. Improved sales of Copaxone®, sales of respiratory products in the U.S. and increased sales of generic products in Canada contributed to the overall increase in pharmaceutical sales.

Europe

Teva’s pharmaceutical sales in seventeen countries in Western Europe, including Hungary, were $1,644 million in the nine months ended September 30, 2007, an increase of approximately 23% over the comparable period of 2006.

International

Pharmaceutical sales in Teva’s International group were $1,040 million in the first nine months of 2007, an increase of approximately 22% over the comparable period of 2006.

Innovative and Specialty Products

Copaxone®. During the first nine months of 2007, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $1,278 million, an increase of 23% over the comparable period of 2006.

Azilect®. Global in-market sales in the first nine months of 2007 reached $86 million compared to $25 million in the comparable period of 2006.

Respiratory Products. Global sales of respiratory products reached $553 million in the first nine months of 2007, an increase of more than 64% over the comparable period in 2006.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $421 million in the first nine months of 2007, compared to $435 million in the first nine months of 2006. Total API sales during this period, including internal sales to Teva’s pharmaceutical businesses, were $997 million, a decrease of 5% compared to the same period of 2006.

Gross Profit

Gross profit margin was 51.7% for the nine months ended September 30, 2007, compared to 51.5% in the comparable period of 2006. The gross margins for the first nine months of 2006 were negatively impacted by a $95 million inventory step-up resulting from the Ivax acquisition.

Research and Development (R&D) Expenses

Net R&D spending for the nine months ended September 30, 2007 increased by 15% over the comparable period of 2006 and reached $413 million.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 20.2% of net sales, amounted to $1,383 million in the nine months ended September 30, 2007, as compared to 17.9% of net sales and $1,095 million in comparable period of 2006.

Financial Expenses

Net financial expenses for the nine months ended September 30, 2007 of $39 million were approximately 39% of the amount in the comparable period of 2006.

Tax Rate

The provision for taxes in the first nine months of 2007 of $313 million, or approximately 18.5% of pre-tax income, represents our estimate of the annual tax rate for fiscal year 2007. The provision for taxes in the comparable period of 2006 was $232 million, or 71.2% of pre-tax income. The 18.5% estimated tax rate for 2007 is significantly lower than the 22.0% tax rate for the full year 2006 mainly due to non-tax deductible charges in connection with the Ivax acquisition. We expect the tax rate to continue to fluctuate around 18.5%, reflecting movements in product and geographical income mix.

Net Income

Net income for the first nine months of 2007 totaled $1,382 million compared to net income of $86 million in the comparable period of 2006. Diluted earnings per share were $1.69 for the first nine months of 2007, compared with diluted earnings per share of $0.11 for the comparable period of 2006. Net income as a percentage of sales was 20.2% in the first nine months of 2007.

For the first nine months of 2007, the share count for the diluted earnings per share calculation was 829 million, compared to 784 million for the comparable period of 2006. For purposes of calculating Teva’s market capitalization at September 30, 2007, Teva uses approximately 771 million shares. This represents ordinary shares outstanding plus shares exchangeable for ordinary shares issues in connection with the acquisition of Novopharm Ltd.

Supplemental As Adjusted Income Data

The table below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after excluding the following items, which management believes facilitates an understanding of the trends underlying Teva’s business:

In the nine months ended September 30, 2006:

•	$1,248 million related to a write-off of in-process R&D, in connection with the acquisition of Ivax;

•	$95 million in a step-up of Ivax’s inventory at its acquisition date;

•	$32 million tax benefit on certain of these items;

•	$31 million of impairment, as well as restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations; and

•	$6 million related to a write-off of in-process R&D, in connection with an associated company.

The data so presented — after these exclusions — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of in-process R&D, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material tax awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur.

“As adjusted” data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data

	Nine Months Ended September 30,		Percentage of Net Sales Nine Months Ended September 30,		Percentage Change Comparison
	2007	2006	2007	2006	2007-2006
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	6,832	6,131	100.0%	100.0%	11%
Gross profit	3,530	3,252	51.7	53.0	9
Income before income taxes	1,695	1,700	24.8	27.7
Provision for income taxes	313	264	4.6	4.3	19
Effective tax rate	18.5%	15.5%
Net income	1,382	1,434	20.2	23.4	(4)
Diluted earnings per share	1.69	1.77
Weighted average number of shares	829	819

Reconciliation between Reported Net Income and Earnings per Share to Adjusted Net Income and Earnings per Share

U.S. dollars in millions (except per share amounts)	Nine Months Ended September 30,
	2007	2006
Reported net income	1,382	86
Purchase accounting adjustment:
Acquisition of in process R&D		1,248
Inventory step-up		95
Restructuring and impairment expenses		31
Tax applicable		(32)
Acquisition of in process R&D in associated company		6
Adjusted net income	1,382	1,434
Diluted earnings per share:
Reported ($)	1.69	0.11
Adjusted ($)	1.69	1.77

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate an understanding of Teva’s business activities, certain accounting policies that are important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets marketable securities and long-lived assets. Please refer to Note 1 to the consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006 for a summary of Teva’s significant accounting policies.

Recently Adopted Accounting Pronouncement

Effective January 1, 2007, Teva adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Teva’s accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under the provision for income taxes.

The adoption resulted in a reclassification of certain tax liabilities from current to non-current with no material cumulative impact on retained earnings. The total amount of unrecognized tax benefits as at the date of adoption of FIN 48, inclusive of interest and penalties, amounted to $286 million, of which $230 million would affect the effective tax rate if recognized. No significant increase or decrease in the unrecognized tax benefit is anticipated through December 31, 2007. As of the date of adoption, the tax years that remain subject to examination by tax authorities in major jurisdictions where Teva operates are mainly between years 2003 and 2006.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to Teva, this standard will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to Teva, this standard will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-03 is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted.

Recently Proposed Accounting Pronouncement

In September 2007, the FASB issued a proposed rule that would change the accounting for some of our convertible senior debentures. The effect of the rule, if enacted as proposed, requires the proceeds from the debt issuance to be bifurcated between debt and equity components as of the issuance date. The equity component would reflect the value of the conversion feature. The proposal calls for implementation in the first quarter of 2008 and requires the new method to be applied retrospectively. If approved as currently drafted, we would expect the proposed rule to result in immaterial changes to our previously reported balance sheets and income statements to reflect the amortization of additional interest expense over the periods from the applicable issuance dates to December 2007.

Impact of Currency Fluctuations

Teva’s results are reported in U.S. dollars and therefore are impacted by currency fluctuations. The main currencies that may affect Teva’s results are changes in exchange rates between the U.S. dollar and the Euro, New Israeli Shekel (NIS), Pound Sterling, Canadian dollar and Hungarian Forint. Teva’s balance sheet is particularly exposed to exchange rate fluctuations between the U.S. dollar and the Hungarian Forint and has some exposure relating to other currencies. These exposures are hedged.

Compared to the third quarter of 2006, the weakening of the U.S. dollar resulted in increased sales in the third quarter of 2007 by approximately $78 million, with no material effect on operating income.

During the third quarter of 2007, compared to the same period in 2006, in each case as compared to the U.S. dollar (on an average exchange rate for the period): the Euro appreciated by 7.8%, the Pound Sterling by 7.8%, the NIS by 4.7% and the Hungarian Forint by 15.2%.

Liquidity and Capital Resources

Cash provided by operating activities during the third quarter of 2007 amounted to $332 million as compared to $437 million in the previous quarter and $793 million in the comparable quarter of 2006.

Inventories on September 30, 2007 increased to $2.3 billion compared to the level on June 30, 2007 of $2.1 billion, reflecting both the effect of currencies and efforts to improve customer service levels. Trade payables remained practically at the same level as on June 30, 2007. The ratio of days sales in inventory was higher compared to June 2007 (181 days compared with 168 days in June). Days sales outstanding (receivables) increased to 61 in September 2007 from 48 days in June 2007 due to increased sales in the U.S. towards the end of this quarter, and payables days remained the same as of June 30, 2007 with 48 days.

Days sales outstanding is calculated on a net basis after netting out “sales reserves and allowances” (“SR&A”) presented in Teva’s consolidated balance sheet in “Accounts payable and accruals” from “Accounts receivable - trade”. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under “Accounts payable and accruals”, in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves, Teva has used the net figure for the calculation. SR&A on September 30, 2007 amounted to $1,543 million as compared to $1,641 in June 30, 2007.

Investment in property, plant and equipment in the third quarter of 2007 was $128 million, compared to $110 million in the second quarter of 2007. Depreciation and amortization amounted to $114 million in the third quarter of 2007, as compared to $130 million in the second quarter of 2007.

Shareholders’ equity reached $12.9 billion on September 30, 2007, an increase of $861 million from June 30, 2007, reflecting mainly net income, positive translation differences and option exercises, net of dividends paid in the quarter.

Teva’s cash balances (cash and marketable securities) at the end of the third quarter of 2007 remained at $3.1 billion, the same as at the end of the second quarter of 2007, despite repaying approximately $200 million of short term debt this quarter.

Approximately $550 million of such cash balances are held in auction rate securities, which are rated AAA. These securities are long term securities that provide liquidity through an auction process that resets the applicable interest rate at predetermined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll-over their holdings, whereby they will continue to own their respective securities, or liquidate their holdings by selling such securities at par. The recent uncertainties in the credit markets have resulted in unsuccessful auctions for approximately $300 million of the auction rate securities that Teva holds. Consequently, the interest on these auction rate securities in our portfolio was increased and we have reclassified them as long term securities. As the situation presents a liquidity issue only, we do not believe that it is necessary to adjust the fair value of such auction rate securities.

Teva’s principal sources of short-term liquidity are its existing cash investments in liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s existing cash is generally invested in liquid securities that bear fixed and floating interest rates. Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, they may require Teva to draw upon its existing credit lines or to raise additional funds in the debt or equity markets.

Teva Pharmaceutical Finance B.V., a Teva finance subsidiary, has called for redemption on November 19, 2007 its $36 million of 0.375% convertible senior debentures due 2022 remaining outstanding. The redemption price is the principal amount plus accrued interest. Because the conversion price is substantially less than the current market price for the ADRs, Teva expects that substantially all of such remaining debentures will be converted into ADRs rather than be redeemed for cash.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2006, Teva announced a $600 million repurchase program for Teva’s shares and other securities, of which $211 million remain available for further repurchases. Teva did not repurchase any of its shares or other securities during the third quarter of 2007.

Material Changes in Contractual Obligations

During the quarter ended September 30, 2007, there were no material changes outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

Risk Factors

There have been no material changes in the risk factors included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” in Teva’s Annual Report on Form 20-F for the year ended December 31, 2006.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see Note 10, “Contingencies,” in the notes to the condensed consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: November 2, 2007